July 10, 2024

Kai Huang
Chief Financial Officer
ZJK Industrial Co., Ltd.
No.8, Jingqiang Road, 138 Industrial Zone
Xiuxin Community, Kengzi Town
Pingshan New Area
Shenzhen, PRC

       Re: ZJK Industrial Co., Ltd.
           Registration Statement on Form F-1
           Filed June 20, 2024
           File No. 333-280371
Dear Kai Huang:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. Please revise to state the number of shares of ordinary shares to be offered. Refer to Item
       501(b)(2) of Regulation S-K and Securities Act Rules C&DI 227.02. Capitalization, page 77

2. Please expand the tabular description of ordinary shares to disclose the number of shares issued and outstanding as adjusted for the IPO, and as further adjusted to give effect to the full exercise of the over-allotment option. In addition, please expand the capitalization table to include your outstanding amount of short-term bank borrowings and other long-
       term debts, current and non-current as shown in the audited balance sheet on page F-3 and in the table of contractual obligations on page 85.
 July 10, 2024
Page 2

Experts, page 162

3. Please expand to separately discuss the consolidated financial statements of the
       Registrant, ZJK Industrial Co., Ltd., and those of PSM-ZJK Fasteners (Shenzhen) Co.,
       Ltd. for which TPS Thayer, LLC has audited both entities. Also, similar to the consent provided at Exhibit 23.1 pertaining to the Registrant, provide a consent from TPS Thayer,
       LLC as pertaining to the audited financial statements of PSM-ZJK Fasteners (Shenzhen)
       Co., Ltd. and to them as an expert.

Exhibits

4. Please file the employment agreements between the the Company and the executive officers dated May 21, 2024 as exhibits to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Anna Wang